DIANA SHIPPING INC.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

July 24, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Diana Shipping Inc. Registration Statement on Form F-3 (File No. 333-225964)

Ladies and Gentlemen:
The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on June 28, 2018, as thereafter amended, be accelerated so that it will be made effective at 3:00 p.m. Eastern Time on Thursday, July 26, 2018, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

DIANA SHIPPING INC.

By:	/s/ Simeon Palios
Name: Simeon Palios
Title: Chairman and Chief Executive Officer